Filed pursuant to
Rule 424(b)(3)
333-208664

BRIGHTHOUSE LIFE INSURANCE COMPANY

BRIGHTHOUSE SHIELD LEVEL SELECTORSM ANNUITY

SUPPLEMENT DATED MAY 1, 2017

TO THE PROSPECTUS DATED MAY 2, 2016

This supplement revises and, to the extent inconsistent therewith, replaces information contained in the Brighthouse Life Insurance Company (“BLIC”) Prospectus. Certain terms used in this supplement have special meanings. If a term is not defined in this supplement, it has the meaning given to it in your Prospectus. It should be read in its entirety and kept together with your Prospectus for future reference. If you have any questions or would like a copy of the Prospectus, please contact us at 1-800-343-8496, or write us at Brighthouse Life Insurance Company, Annuity Service Office, P.O. Box 10366, Des Moines, IA, 50306-0366.

The Prospectus is revised as follows:

1.	Under the heading “DEATH BENEFITS—Total Control Account” on page 36, the entire section entitled “Total Control Account is deleted.

2.	Under the heading “Annuity Date” on page 38 , replace the third and fourth sentences with the following:

Your Annuity Date must not be less than thirteen (13) months from the Issue Date and will be the first day of the calendar month unless, subject to our current established administrative procedures, we allow you to select another day of the month as your Annuity Date.

3.	Under the heading “THE INSURANCE COMPANY” on page 50, replace the third paragraph with the following:

In January 2016, MetLife announced its plan to pursue the separation of a substantial portion of its U.S. retail business. In preparation for the planned separation, in August 2016 MetLife formed a new, wholly-owned Delaware holding company, Brighthouse Financial, Inc. (Brighthouse Financial), which filed a registration statement on Form 10 (the Form 10) with the U.S. Securities and Exchange Commission (the SEC) in October 2016, as amended in December 2016, reflecting MetLife’s current initiative to conduct the separation in the form of a spin-off.

To effect the separation, first, MetLife expects to undertake the restructuring described in more detail in the Form 10. The restructuring would result in future Brighthouse Financial subsidiaries, including BLIC, being wholly-owned subsidiaries of Brighthouse Financial. Following the restructuring, MetLife, Inc. would distribute at least 80.1% of Brighthouse Financial’s common stock to MetLife’s shareholders (the Distribution), and Brighthouse Financial would become a separate, publicly traded company. The separation remains subject to certain conditions including, among others, obtaining final approval from the MetLife board of directors, receipt of a favorable IRS ruling and an opinion from MetLife’s tax advisor regarding certain U.S. federal income tax matters, receipt of the approval of state insurance and other regulatory authorities and an SEC declaration of the effectiveness of the Form 10.

Following the Distribution, if it occurs, BLIC will be a wholly-owned subsidiary of, and ultimately controlled by, Brighthouse Financial. MetLife currently plans to dispose of its remaining shares of Brighthouse Financial common stock as soon as practicable following the Distribution, but in no event later than five years after the Distribution. For more information about Brighthouse Financial and the Distribution, please see the most recent amendment to Brighthouse Financial’s Form 10 (SEC File No. 001-37905), available via the SEC’s EDGAR system on its website at https://www.sec.gov/edgar/searchedgar/companysearch.html.

No assurances can be given regarding the final form the Distribution (or any alternative separation transaction) may take or the specific terms thereof, or that the Distribution (or any other form of separation) will in fact occur. However, any separation transaction will not affect the terms or conditions of your Contract. BLIC will remain fully responsible for its contractual obligations to Contract owners, and you should carefully consider the potential impact of any separation transaction that may occur on BLIC’s financial strength and claims-paying ability.

4.	Under the heading “REQUESTS AND ELECTIONS” on page 54, replace the fourth bullet under the second paragraph with the following:

•	By Internet at www.brighthousefinancial.com.

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE

Book 145S	May 1, 2017